Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	June 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	1,770	2,025
Accounts receivable (note 3)	1,295	1,345
Income taxes receivable	316	323
Inventories	1,836	1,736
Prepaid expenses	47	64

	5,264	5,493
Exploration and evaluation assets (note 3 & 4)	895	773
Property, plant and equipment, net (note 3 & 5)	28,397	27,354
Goodwill	691	663
Contribution receivable	424	607
Investment in joint ventures (note 3)	146	132
Other assets (note 3)	177	139

Total Assets	35,994	35,161

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 3)	2,675	2,985
Asset retirement obligations (note 9)	154	107
Long-term debt due within one year (note 7)	788	—

	3,617	3,092
Long-term debt (note 7)	3,300	3,918
Other long-term liabilities (note 3)	272	328
Contribution payable	1,411	1,336
Deferred tax liabilities (note 3)	4,797	4,640
Asset retirement obligations (note 9)	2,669	2,686

Total Liabilities	16,066	16,000

Shareholders’ equity
Common shares (note 10)	6,967	6,939
Preferred shares	291	291
Retained earnings	12,502	11,950
Other reserves	168	(19)

Total Shareholders’ Equity	19,928	19,161

Total Liabilities and Shareholders’ Equity	35,994	35,161

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except share data)	2013	2012	2013	2012
Gross revenues	6,149	5,628	11,794	11,541
Royalties	(208)	(140)	(412)	(359)
Marketing and other	57	120	219	191

Revenues, net of royalties	5,998	5,608	11,601	11,373

Expenses
Purchases of crude oil and products	3,536	3,634	6,720	7,073
Production and operating expenses	706	638	1,373	1,275
Selling, general and administrative expenses	128	131	258	230
Depletion, depreciation and amortization (note 5)	688	576	1,369	1,213
Exploration and evaluation expenses	74	53	162	128
Other – net	(22)	(52)	3	(49)

	5,110	4,980	9,885	9,870

Earnings from operating activities	888	628	1,716	1,503

Share of equity investment (note 3)	(6)	—	(6)	—

Financial items (note 8)
Net foreign exchange gains (losses)	10	—	2	(1)
Finance income	14	23	25	50
Finance expenses	(40)	(69)	(93)	(140)

	(16)	(46)	(66)	(91)

Earnings before income taxes	866	582	1,644	1,412

Provisions for income taxes
Current	174	43	382	326
Deferred	87	108	122	64

	261	151	504	390

Net earnings	605	431	1,140	1,022

Earnings per share (note 10)
Basic	0.61	0.44	1.15	1.05
Diluted	0.59	0.43	1.13	1.03
Weighted average number of common shares outstanding (note 10)
Basic (millions)	983.0	973.6	982.7	969.6
Diluted (millions)	983.6	981.8	983.4	977.8

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2013	2012	2013	2012
Net earnings	605	431	1,140	1,022
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans, net of tax	—	—	—	3
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	24	2	29	2
Exchange differences on translation of foreign operations	183	79	295	11
Hedge of net investment (note 11)	(87)	(35)	(137)	(14)

Other comprehensive income	120	46	187	2

Comprehensive income	725	477	1,327	1,024

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2011	6,327	291	11,097	60	(2)	17,773

Net earnings	—	—	1,022	—	—	1,022
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $1 million) (note 11)	—	—	—	—	2	2
Remeasurements of pension plans (net of tax of $1 million)	—	—	3	—	—	3
Exchange differences on translation of foreign operations (net of tax of $1 million)	—	—	—	11	—	11
Hedge of net investment (net of tax of $2 million) (note 11)	—	—	—	(14)	—	(14)

Total comprehensive income (loss)	—	—	1,025	(3)	2	1,024
Transactions with owners recognized directly in equity:
Stock dividends paid	402	—	—	—	—	402
Dividends declared on common shares (note 10)	—	—	(582)	—	—	(582)
Dividends declared on preferred shares (note 10)	—	—	(7)	—	—	(7)

Balance as at June 30, 2012	6,729	291	11,533	57	—	18,610

Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161

Net earnings	—	—	1,140	—	—	1,140
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $10 million) (note 11)	—	—	—	—	29	29
Exchange differences on translation of foreign operations (net of tax of $44 million)	—	—	—	295	—	295
Hedge of net investment (net of tax of $20 million) (note 11)	—	—	—	(137)	—	(137)

Total comprehensive income	—	—	1,140	158	29	1,327
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	3	—	—	—	—	3
Stock options exercised (note 10)	25	—	—	—	—	25
Dividends declared on common shares (note 10)	—	—	(590)	—	—	(590)
Dividends declared on preferred shares (note 10)	—	—	(7)	—	—	(7)
Change in accounting policy (note 3)	—	—	9	—	—	9

Balance as at June 30, 2013	6,967	291	12,502	138	30	19,928

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 4

Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2013	2012	2013	2012
Operating activities
Net earnings	605	431	1,140	1,022
Items not affecting cash:
Accretion (note 8)	31	25	63	49
Depletion, depreciation and amortization (note 5)	688	576	1,369	1,213
Exploration and evaluation expenses	1	—	4	1
Deferred income taxes	87	108	122	64
Foreign exchange	16	(11)	22	(16)
Stock-based compensation (note 10)	(7)	8	2	12
Loss (gain) on sale of assets	(6)	4	(20)	3
Other	34	12	30	(23)
Settlement of asset retirement obligations (note 9)	(20)	(24)	(63)	(57)
Income taxes paid	(232)	(206)	(373)	(405)
Interest received (note 8)	5	8	8	19
Change in non-cash working capital (note 6)	23	125	236	657

Cash flow – operating activities	1,225	1,056	2,540	2,539

Financing activities
Long-term debt issuance	—	—	—	500
Long-term debt repayment (note 7)	—	(410)	—	(410)
Settlement of cross currency swaps	—	(89)	—	(89)
Debt issue costs	—	(1)	—	(6)
Proceeds from exercise of stock options	9	—	22	—
Dividends on common shares (note 10)	(293)	(87)	(586)	(175)
Dividends on preferred shares (note 10)	(3)	(3)	(3)	(6)
Interest paid	(77)	(85)	(118)	(128)
Contribution receivable payment	125	—	225	—
Other	14	164	25	249
Change in non-cash working capital (note 6)	(5)	26	—	57

Cash flow – financing activities	(230)	(485)	(435)	(8)

Investing activities
Capital expenditures	(932)	(882)	(2,084)	(1,976)
Proceeds from asset sales	9	3	28	4
Contribution payable payment	(22)	—	(40)	—
Other	(2)	(39)	(20)	(82)
Change in non-cash working capital (note 6)	(177)	(246)	(242)	(236)

Cash flow – investing activities	(1,124)	(1,164)	(2,358)	(2,290)

Increase (decrease) in cash and cash equivalents	(129)	(593)	(253)	241
Effect of exchange rates on cash and cash equivalents	4	(4)	(2)	(8)
Cash and cash equivalents at beginning of period	1,895	2,671	2,025	1,841

Cash and cash equivalents at end of period	1,770	2,074	1,770	2,074

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1 Description of Business and Segmented Disclosures

Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.

Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China, offshore Indonesia and offshore Taiwan.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

															Corporate and
	Upstream						Downstream								Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended June 30,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues	1,843	1,382	664	633	2,507	2,015	573	472	613	968	2,922	2,657	4,108	4,097	(466)	(484)	6,149	5,628
Royalties	(208)	(140)	—	—	(208)	(140)	—	—	—	—	—	—	—	—	—	—	(208)	(140)
Marketing and other	—	—	57	120	57	120	—	—	—	—	—	—	—	—	—	—	57	120

Revenues, net of royalties	1,635	1,242	721	753	2,356	1,995	573	472	613	968	2,922	2,657	4,108	4,097	(466)	(484)	5,998	5,608

Expenses
Purchases of crude oil and products	20	13	622	591	642	604	388	344	468	802	2,504	2,368	3,360	3,514	(466)	(484)	3,536	3,634
Production and operating expenses	504	431	7	14	511	445	41	42	50	50	104	100	195	192	—	1	706	638
Selling, general and administrative expenses	84	66	5	6	89	72	1	1	14	15	4	3	19	19	20	40	128	131
Depletion, depreciation and amortization	568	463	6	6	574	469	23	25	22	21	58	52	103	98	11	9	688	576
Exploration and evaluation expenses	74	53	—	—	74	53	—	—	—	—	—	—	—	—	—	—	74	53
Other – net	(24)	(60)	(1)	1	(25)	(59)	(1)	—	(2)	—	1	—	(2)	—	5	7	(22)	(52)

Earnings (loss) from operating activities	409	276	82	135	491	411	121	60	61	80	251	134	433	274	(36)	(57)	888	628

Share of equity investment	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)	—

Financial items
Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	—	10	—
Finance income	2	—	—	—	2	—	—	—	—	—	—	—	—	—	12	23	14	23
Finance expenses	(23)	(19)	—	—	(23)	(19)	(2)	(3)	(2)	(2)	—	(2)	(4)	(7)	(13)	(43)	(40)	(69)

Earnings (loss) before income taxes	382	257	82	135	464	392	119	57	59	78	251	132	429	267	(27)	(77)	866	582

Provisions for (recovery of) income taxes
Current	(30)	(47)	90	62	60	15	1	(11)	7	23	44	—	52	12	62	16	174	43
Deferred	129	114	(69)	(27)	60	87	30	26	8	(3)	44	48	82	71	(55)	(50)	87	108

Total income tax provision (recovery)	99	67	21	35	120	102	31	15	15	20	88	48	134	83	7	(34)	261	151

Net earnings (loss)	283	190	61	100	344	290	88	42	44	58	163	84	295	184	(34)	(43)	605	431

Intersegment revenues	515	410	—	—	515	410	(17)	29	(32)	45	—	—	(49)	74	—	—	466	484
Expenditures on exploration and evaluation assets(3)	103	35	—	—	103	35	—	—	—	—	—	—	—	—	—	—	103	35
Expenditures on property, plant and equipment(3)	680	729	17	11	697	740	20	9	41	19	42	65	103	93	29	14	829	847

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)

Certain hydrogen feedstock costs from production and operating expenses were reclassified to purchases of crude oil and products in the third quarter of 2012. The three months ended June 30, 2012 has been reclassified to conform with current period presentation.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

															Corporate and
	Upstream						Downstream								Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Six months ended June 30,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues	3,488	3,353	1,031	1,247	4,519	4,600	1,102	1,053	1,456	1,848	5,633	5,149	8,191	8,050	(916)	(1,109)	11,794	11,541
Royalties	(412)	(359)	—	—	(412)	(359)	—	—	—	—	—	—	—	—	—	—	(412)	(359)
Marketing and other	—	—	219	191	219	191	—	—	—	—	—	—	—	—	—	—	219	191

Revenues, net of royalties	3,076	2,994	1,250	1,438	4,326	4,432	1,102	1,053	1,456	1,848	5,633	5,149	8,191	8,050	(916)	(1,109)	11,601	11,373

Expenses
Purchases of crude oil and products	45	38	957	1,182	1,002	1,220	675	796	1,130	1,565	4,829	4,601	6,634	6,962	(916)	(1,109)	6,720	7,073
Production and operating expenses	986	886	10	26	996	912	78	77	94	90	205	192	377	359	—	4	1,373	1,275
Selling, general and administrative expenses	136	102	11	10	147	112	3	2	28	29	8	6	39	37	72	81	258	230
Depletion, depreciation and amortization	1,130	992	12	11	1,142	1,003	47	50	44	41	115	103	206	194	21	16	1,369	1,213
Exploration and evaluation expenses	162	128	—	—	162	128	—	—	—	—	—	—	—	—	—	—	162	128
Other – net	17	(61)	(1)	—	16	(61)	(2)	—	(3)	—	1	—	(4)	—	(9)	12	3	(49)

Earnings (loss) from operating activities	600	909	261	209	861	1,118	301	128	163	123	475	247	939	498	(84)	(113)	1,716	1,503

Share of equity investment	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)	—

Financial items
Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2	(1)	2	(1)
Finance income	2	—	—	—	2	—	—	—	—	—	—	—	—	—	23	50	25	50
Finance expenses	(52)	(38)	—	—	(52)	(38)	(4)	(6)	(3)	(3)	(1)	(3)	(8)	(12)	(33)	(90)	(93)	(140)

Earnings (loss) before income taxes	544	871	261	209	805	1,080	297	122	160	120	474	244	931	486	(92)	(154)	1,644	1,412

Provisions for (recovery of) income taxes
Current	22	162	182	67	204	229	7	8	37	41	86	—	130	49	48	48	382	326
Deferred	118	64	(116)	(14)	2	50	70	24	4	(10)	80	89	154	103	(34)	(89)	122	64

Total income tax provision (recovery)	140	226	66	53	206	279	77	32	41	31	166	89	284	152	14	(41)	504	390

Net earnings (loss)	404	645	195	156	599	801	220	90	119	89	308	155	647	334	(106)	(113)	1,140	1,022

Intersegment revenues	892	969	—	—	892	969	10	60	14	80	—	—	24	140	—	—	916	1,109
Expenditures on exploration and evaluation assets(3)	224	122	—	—	224	122	—	—	—	—	—	—	—	—	—	—	224	122
Expenditures on property, plant and equipment(3)	1,625	1,657	28	21	1,653	1,678	33	17	53	32	69	108	155	157	52	19	1,860	1,854

As at June 30, 2013 and December 31, 2012
Total exploration and evaluation assets and property,plant and equipment, net	22,607	21,625	528	520	23,135	22,145	1,042	1,056	1,230	1,222	3,687	3,536	5,959	5,814	198	168	29,292	28,127
Total assets	23,603	22,774	1,554	1,506	25,157	24,280	1,217	1,242	1,656	1,646	5,525	5,326	8,398	8,214	2,439	2,667	35,994	35,161

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)

Certain hydrogen feedstock costs from production and operating expenses were reclassified to purchases of crude oil and products in the third quarter of 2012. The six months ended June 30, 2012 has been reclassified to conform with current period presentation.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2 Basis of Presentation

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2012 Annual Report.

The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2012, except for the newly issued standards and amendments as discussed below.

These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on July 24, 2013.

Note 3 Significant Accounting Policies

Changes in Accounting Policy

The following new accounting standards and amendments to existing standards, as issued by the IASB, have been adopted by the Company effective January 1, 2013.

New Accounting Standards

IFRS 10, “Consolidated Financial Statements” provides a single control model to be applied in the assessment of control for all entities in which the Company has an investment. The adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 11, “Joint Arrangements” classifies joint arrangements as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation and apply proportionate consolidation, while parties to a joint venture have rights to the net assets of the venture and apply equity accounting. As a result of identifying and analyzing the applicability of these new standards, the Company’s Madura joint arrangement will no longer be accounted for using proportionate consolidation. It will now be accounted for on an equity basis as it meets the IFRS 11 definition of a joint venture. The Company’s share of income or loss in the Madura joint arrangement is included as share of equity investment on the consolidated statements of income. The adoption of this standard resulted in the following cumulative balance sheet impact, applied prospectively from January 1, 2012.

Balance Sheet Impact ($ millions)	December 31, 2012	January 1, 2012
Accounts receivable	(4)	(4)
Exploration and evaluation assets	(37)	(14)
Property, plant and equipment, net	(45)	(42)
Investment in joint ventures	132	91
Other assets	(25)	—
Accounts payable and accrued liabilities	1	18
Other long-term liabilities	3	(24)
Deferred tax liabilities	(25)	(25)

Total Balance Sheet Impact	—	—

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

IFRS 12, “Disclosure of Interests in Other Entities” contains new annual disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard will not have a material impact on the Company’s annual consolidated financial statement disclosures.

IFRS 13, “Fair Value Measurement” establishes a single source of guidance for fair value measurement and disclosure of financial and non-financial items under IFRS. The adoption of this standard had an immaterial impact on the Company’s consolidated financial statements.

Amendments to Standards

Amendments to IFRS 7, “Financial Instruments Disclosures” require additional disclosures regarding the Company’s financial assets and financial liabilities that are subject to set-off rights and related arrangements. Refer to Note 11 for the additional disclosure required.

Amendments to IAS 28, “Investments in Associates and Joint Ventures” provide additional guidance applicable to accounting for interests in joint ventures or associates using the equity method of accounting. The adoption of this amended standard had no impact on the Company’s consolidated financial statements.

Amendments to IAS 19, “Employee Benefits” replaced the corridor approach with immediate recognition of actuarial remeasurements and past service costs, modified the calculation of benefit costs and eliminated the expected returns on plan assets through profit or loss. Additional disclosures regarding risk, judgments and assumptions are required.

The adoption of this amended standard resulted in the following balance sheet impact, applied retrospectively to January 1, 2010.

Balance Sheet Impact ($ millions)	2012	2011	2010	Total
Increase/(decrease) in net defined benefit liability	1	2	(12)	(9)
Increase/(decrease) in retained earnings	(1)	(2)	12	9

Total balance sheet impact	—	—	—	—

Recent Accounting Standards

The IASB issued amendments to IAS 36, “Impairment of Assets” that require retrospective application and will be adopted by the Company on January 1, 2014. The adoption of these amended standards is not expected to have a material impact on the Company’s consolidated financial statements.

Note 4 Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2012 (note 3)	773
Additions	235
Transfers to oil and gas properties (note 5)	(113)
Expensed exploration expenditures previously capitalized	(12)
Exchange adjustments	12

June 30, 2013	895

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Note 5 Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2012 (note 3)	38,781	981	2,006	5,094	2,225	49,087
Additions	1,728	28	33	111	61	1,961
Acquisitions	10	—	—	—	—	10
Transfers from exploration and evaluation (note 4)	113	—	—	—	—	113
Transfers between categories	—	—	—	(27)	27	—
Changes in asset retirement obligations	26	—	—	—	—	26
Disposals and derecognition	(30)	—	—	(1)	(1)	(32)
Exchange adjustments	123	—	—	256	—	379

June 30, 2013	40,751	1,009	2,039	5,433	2,312	51,544

Accumulated depletion, depreciation and amortization
December 31, 2012	(17,947)	(443)	(950)	(1,260)	(1,133)	(21,733)
Depletion, depreciation and amortization	(1,121)	(21)	(47)	(125)	(55)	(1,369)
Transfers between categories	—	—	—	12	(12)	—
Disposals and derecognition	24	—	—	—	—	24
Exchange adjustments	(12)	—	—	(57)	—	(69)

June 30, 2013	(19,056)	(464)	(997)	(1,430)	(1,200)	(23,147)

Net book value
December 31, 2012 (note 3)	20,834	538	1,056	3,834	1,092	27,354
June 30, 2013	21,695	545	1,042	4,003	1,112	28,397

Note 6 Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital	Three months ended June 30,		Six months ended June 30,
($ millions)	2013	2012	2013	2012
Decrease (increase) in non-cash working capital
Accounts receivable	41	230	434	564
Inventories	15	171	(70)	317
Prepaid expenses	1	(5)	17	—
Accounts payable and accrued liabilities	(216)	(491)	(387)	(403)

Change in non-cash working capital	(159)	(95)	(6)	478

Relating to:
Operating activities	23	125	236	657
Financing activities	(5)	26	—	57
Investing activities	(177)	(246)	(242)	(236)

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 7 Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
Long-term debt
5.90% notes(1)	2014	—	746	—	750
3.75% medium-term notes	2015	300	300	—	—
7.55% debentures	2016	210	199	200	200
6.20% notes(1)	2017	315	298	300	300
6.15% notes(1)	2019	315	298	300	300
7.25% notes(1)	2019	789	746	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	526	498	500	500
6.80% notes(1)	2037	407	385	387	387
Debt issue costs(2)		(23)	(24)	—	—
Unwound interest rate swaps		61	72	—	—

Long-term debt		3,300	3,918	2,437	3,187

Long-term debt due within one year

5.90% notes(1)	2014	788	—	750	—

(1)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.
(2)	Calculated using the effective interest rate method.

On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest. The amount paid to note holders was equivalent to $410 million in Canadian dollars.

On December 14, 2012, the Company amended and restated both of its revolving syndicated credit facilities to allow the Company to borrow up to $1.5 billion and $1.6 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The maturity date for the $1.5 billion facility was extended to December 14, 2016 and there was no change to the August 31, 2014 maturity date of the $1.6 billion facility. In February 2013, the limit on the $1.5 billion facility was increased to $1.6 billion. There continues to be no difference between the terms of these facilities, other than their maturity dates. As at June 30, 2013, there were no amounts drawn under the facilities.

On December 31, 2012, the Company filed a universal short form base shelf prospectus (the “Canadian Base Prospectus”) with applicable securities regulators in each of the provinces of Canada, other than Quebec, that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the “Securities”) in Canada up to and including January 30, 2015. As of June 30, 2013, the Company had not issued Securities under the Canadian Base Prospectus. The ability of the Company to raise capital utilizing the Canadian Base Prospectus is dependent on market conditions at the time of sale.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Note 8 Financial Items

Financial Items ($ millions)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Foreign exchange
Losses on translation of U.S. dollar denominated long-term debt	(13)	(34)	(21)	(2)
Gains on cross currency swaps	—	8	—	2
Gains on contribution receivable	16	23	30	5
Other foreign exchange gains (losses)	7	3	(7)	(6)

Net foreign exchange gains (losses)	10	—	2	(1)

Finance income
Contribution receivable	7	15	15	31
Interest income	5	8	8	19
Other	2	—	2	—

Finance income	14	23	25	50

Finance expenses
Long-term debt	(55)	(62)	(115)	(122)
Contribution payable	(20)	(21)	(40)	(42)
Other	3	(1)	3	(1)

	(72)	(84)	(152)	(165)
Interest capitalized(1)	63	40	122	74

	(9)	(44)	(30)	(91)
Accretion of asset retirement obligations (note 9)	(30)	(22)	(60)	(44)
Accretion of other long-term liabilities (note 11)	(1)	(3)	(3)	(5)

Finance expenses	(40)	(69)	(93)	(140)

	(16)	(46)	(66)	(91)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2012 – 6%).

Note 9 Asset Retirement Obligations (“ARO”)

A reconciliation of the carrying amount of asset retirement obligations at June 30, 2013 is set out below.

Asset Retirement Obligations ($ millions)
December 31, 2012	2,793
Additions	26
Liabilities settled	(63)
Exchange adjustment	7
Accretion(1)	60

June 30, 2013	2,823

Expected to be incurred within one year	154
Expected to be incurred beyond one year	2,669

(1)	Accretion is included in finance expenses. Refer to Note 8.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

Note 10 Share Capital

Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2012	982,229,220	6,939
Stock dividends	115,173	3
Options exercised	797,252	25

June 30, 2013	983,141,645	6,967

During the three and six months ended June 30, 2013, the Company declared dividends of $0.30 per common share and $0.60 per common share (three and six months ended June 30, 2012 – $0.30 per common share and $0.60 per common share), resulting in dividends of $295 million and $590 million (three and six months ended June 30, 2012 – $292 million and $582 million), respectively. At June 30, 2013, $295 million, including $293 million in cash and $2 million in common shares, was payable to shareholders on account of dividends declared on May 7, 2013 (December 31, 2012 – $295 million, including $293 million in cash and $2 million in common shares). During the first six months of 2013, an aggregate of $589 million, including $586 million in cash and $3 million in common shares, was paid to shareholders (six months ended June 30, 2012 - $577 million, including $175 million in cash and $402 million in common shares).

Preferred Shares

During the three and six months ended June 30, 2013, the Company declared dividends payable of $4 million and $7 million, respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) (three and six months ended June 30, 2012 – $4 million and $7 million). An aggregate of $4 million, representing approximately $0.28 per Series 1 Preferred Share, was payable as cash dividends at June 30, 2013 (December 31, 2012 – nil). During the first six months of 2013, $3 million was paid as dividends on the Series 1 Preferred Shares (six months ended June 30, 2012 - $6 million).

Stock-based Compensation

The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and Performance Share Units (“PSU”) for the three and six months ended June 30, 2013 and 2012.

Stock-based Compensation	Three months ended June 30,		Six months ended June 30,
($ millions)	2013	2012	2013	2012
Stock option plan	(9)	4	(3)	8
PSUs	2	4	5	4

Stock-based compensation expense (recovery)	(7)	8	2	12

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Earnings per Share

Earnings per Share	Three months ended June 30,		Six months ended June 30,
($ millions)	2013	2012	2013	2012
Net earnings	605	431	1,140	1,022
Effect of dividends declared on preferred shares in the period	(4)	(4)	(7)	(7)

Net earnings - basic	601	427	1,133	1,015
Dilutive effect of accounting for share options as equity-settled(1)	(22)	(6)	(25)	(10)

Net earnings - diluted	579	421	1,108	1,005

(millions)
Weighted average common shares outstanding - basic	983.0	973.6	982.7	969.6
Effect of stock dividends declared in the period	0.6	8.2	0.7	8.2

Weighted average common shares outstanding - diluted	983.6	981.8	983.4	977.8

Earnings per share – basic ($/share)	0.61	0.44	1.15	1.05
Earnings per share – diluted ($/share)	0.59	0.43	1.13	1.03

(1)

Stock-based compensation recovery was $11 million and $6 million based on cash-settlement for the three and six months ended June 30, 2013 (three and six months ended June 30, 2012 – expense of $4 million and $8 million), respectively. Stock-based compensation expense was $11 million and $19 million based on equity-settlement for the three and six months ended June 30, 2013 (three and six months ended June 30, 2012—expense of $10 million and $18 million), respectively. For the three and six months ended June 30, 2013, equity-settlement of share options was considered more dilutive than cash-settlement of share options and, as such, was used to calculate diluted earnings per share.

There were 29 million and 28 million tandem options excluded from the calculation of diluted earnings per share for the three and six months ended June 30, 2013, respectively, as these options were anti-dilutive (three and six months ended June 30, 2012 - 29 million tandem options). There were 1 million tandem performance options excluded from the calculation of diluted earnings per share for the three and six months ended June 30, 2013 as these options were anti-dilutive (three and six months ended June 30, 2012 - 2 million).

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Note 11 Financial Instruments and Risk Management

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, contribution payable, and portions of other assets and other long-term liabilities.

The following table summarizes the Company’s financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value	As at June 30,	As at December 31,
($ millions)	2013	2012
Derivatives – FVTPL (held-for-trading)
Accounts receivable	16	13
Accounts payable and accrued liabilities	(2)	(5)
Other assets, including derivatives	(3)	1
Other – FVTPL (held-for-trading)(1)
Accounts payable and accrued liabilities	(51)	(27)
Other long-term liabilities	(30)	(78)
Hedging instruments (2)
Derivatives designated as cash flow hedge	30	1
Hedge of net investment(3)	(49)	88

	(89)	(7)

(1)	Non-derivative items related to contingent consideration recognized as part of a business acquisition.
(2)	Hedging instruments are presented net of tax.
(3)	Represents the translation of the Company’s U.S. denominated long-term debt designated as a hedge of the Company’s net investment in its U.S. refining operations.

The Company’s other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at June 30, 2013 was $4.6 billion (December 31, 2012 - $4.6 billion).

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.

The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments. During the three and six months ended June 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices until 2014, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)
Balance as at December 31, 2012	105
Accretion (note 8)	3
Upside interest payment	(25)
Decrease on revaluation(1)	(2)

Balance as at June 30, 2013	81

Expected to be incurred within 1 year	51
Expected to be incurred beyond 1 year	30

(1)	Revaluation of the contingent consideration liability is recorded in other – net in the consolidated statements of income.

Risk Management

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.

Net Investment Hedge

At June 30, 2013, the Company had designated U.S. $2.8 billion of its U.S. denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2012 – U.S. $2.8 billion). For the three and six months ended June 30, 2013, the Company incurred an unrealized loss of $87 million and $137 million (three and six months ended June 30, 2012 – loss of $35 million and $14 million), respectively, arising from the translation of the debt, net of tax of $13 million and $20 million (three and six months ended June 30, 2012 – net of tax of $5 million and $2 million), respectively, which was recorded in net investment hedge within other comprehensive income.

Interest Rate Swaps

At June 30, 2013, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were designated as a fair value hedge was $61 million (December 31, 2012 – $72 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $6 million and $11 million for the three and six months ended June 30, 2013 (three and six months ended June 30, 2012 – offset of $6 million and $11 million ), respectively.

The Company has entered into a cash flow hedge using forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $500 million to June 16, 2014, which is the Company’s forecasted debt issuance on the same date. The effective portion of these contracts has been recorded at fair value in other assets; there was no ineffective portion at June 30, 2013. The forward starting swaps had the following terms and fair value as at June 30, 2013:

		As at June 30, 2013
Forward Starting Swaps ($ millions)	Swap Rate(1)	Notional Amount (U.S. $ millions)	Fair Value
Swap Maturity
June 15, 2024	2.24%	105	8
June 16, 2024	2.25%	310	25
June 17, 2024	2.24%	85	7

		500	40

(1)	Weighted average rate.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

The following represents the cumulative fair value adjustments on the Company’s other risk management contracts as at June 30, 2013:

Risk Management	As at June 30, 2013
($ millions)	Asset	Liability	Net
Commodity Price
Natural gas contracts	18	(4)	14
Natural gas storage inventory(1)	6	—	6
Crude oil contracts	1	—	1
Crude oil inventory(2)	14	—	14
Foreign Currency
Foreign currency forwards	—	(4)	(4)

	39	(8)	31

(1)

Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $88 million at June 30, 2013.

(2)

Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $278 million at June 30, 2013.

The gains (losses) recognized on other risk management positions for the three and six months ended June 30, 2013 are set out below. All gains (losses) are unrealized, unless otherwise noted.

	Three months ended June 30, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products (1)	Other –Net	Net Foreign Exchange Losses
Commodity Price
Natural gas	(2)	—	—	—
Crude oil	(30)	4	—	—

	(32)	4	—	—

Foreign Currency
Foreign currency forwards(2)	—	—	(6)	(10)

	(32)	4	(6)	(10)

	Six months ended June 30, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products (1)	Other – Net	Net Foreign Exchange Losses
Commodity Price
Natural gas	4	—	—	—
Crude oil	(36)	—	—	—

	(32)	—	—	—

Foreign Currency
Foreign currency forwards(2)	—	—	(4)	(21)

	(32)	—	(4)	(21)

(1)

During 2012, certain crude oil physical purchase contracts were designated as a fair value hedge with fair value changes recognized in purchases of crude oil and products in the condensed interim consolidated statements of income. These fair value hedging relationships were discontinued during the three months ended March 31, 2013 and only fair value changes related to derivative contracts continue to be recorded in purchases of crude oil and products.

(2)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 18

Offsetting Financial Assets and Liabilities

The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the condensed interim consolidated balance sheets:

	As at June 30, 2013
Offsetting Financial Assets and Liabilities ($ millions)	Gross amount	Amount of liabilities offset	Net amount
Financial Assets
Financial derivatives	186	(180)	6
Normal purchase and sale agreements	663	(257)	406

	849	(437)	412

Financial Liabilities
Financial derivatives	(6)	4	(2)
Normal purchase and sale agreements	(709)	229	(480)

	(715)	233	(482)

	As at December 31, 2012
Offsetting Financial Assets and Liabilities ($ millions)	Gross amount	Amounts of liabilities offset	Net amount
Financial Assets
Financial derivatives	49	(8)	41
Normal purchase & sale agreements	595	(116)	479

	644	(124)	520

Financial Liabilities
Financial derivatives	(121)	119	(2)
Normal purchase & sale agreements	(707)	279	(428)

	(828)	398	(430)

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19